SHEARMAN & STERLING

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03003012

January 9, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated December 10, 2002, announcing Air France's traffic figures for December 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

dlw 1/14

PADOCS01/215243.22

82-5050

AIR FRANCE

Information

Traffic

Roissy, 7 January 2003

DECEMBER 2002 TRAFFIC FIGURES

- 10.8% increase in Group passenger traffic and a 2 point increase in load factor to 74%.
- Passenger operations posted good 3rd quarter performance (5.5 point increase in load factor)

Passenger operations

In December, operations remained positively oriented, with a rise in traffic compared with both 2001 and 2000.

Compared with December 2001, Group traffic posted strong growth (up 10.8%) for a 7.8% increase in capacity. The seat load factor rose 2 points to 74%.
For Air France alone, the load factor gained 1.9 points to 74.8%, with traffic increasing by 10.4% and capacity by 7.5%.
Regional subsidiaries also posted a good performance compared with December 2001, with the load factor rising by 5.4 points to 54.7%.

Compared with December 2000, Air France's load factor gained 2 points, with traffic increasing by 8.1% for a 5.2% rise in capacity.

Over the third quarter, Group traffic rose by 14.4% for a 6.1% increase in capacity. The load factor improved by 5.5 points to 75.4%.

- **Long-haul**

The long-haul network continued to post the best performance with an 11.6% rise in traffic for a 7.7% increase in capacity compared with December 2001. The load factor gained 2.8 points to reach 78.9%.
Compared with December 2000, the load factor gained 2.9 points, and traffic and capacity respectively increased by 12.2% and 8.1%.

- On North American routes, traffic improved by 15.8% for a 13.1% rise in capacity. The load factor reached 76.9% (up 1.7 points).
- Traffic on Latin American routes dropped by 1.8% for a 10% decrease in capacity. The load factor rose by 6.9 points to 82.5%.
- On the Asian network, traffic rose by 9.3% and capacity by 5.8%. The load factor reached 79.2% (up 2.5 points).
- The Africa/Middle East network posted an increase in capacity of 26.2% and an increase in traffic of 21.8%. The load factor stood at 74.3% (down 2.7 points).
- On the Caribbean/Indian Ocean network, traffic rose by 10.5% for a 3.2% increase in capacity. The load factor reached 81.7% (up 5.4 points).

• International medium-haul

On the international medium-haul network, the situation remains difficult.

The Group posted a 6.8% increase in traffic, whereas capacity rose by 12% (December 2001 was impacted by the ATC strike). The load factor reached 56.6% (up 2.7 points).

Air France's load factor stood at 57.3%, down 4.2 points. Capacity increased by 11.4% whereas traffic rose by 3.9%.

• Domestic medium-haul

In December, the domestic network continued its recovery.

For the Group, domestic traffic rose by 9.6% for a 2.4% increase in capacity. The load factor gained 4.4 points to 67.1%.

For Air France, traffic increased by 8.1% for a slight rise in capacity (up 0.6%). The load factor reached 68.9%, an increase of 4.8 points compared with December 2001 and of 3.1 points compared with December 2000.

Cargo operations

In December, cargo traffic posted a 3.9% increase, with the traditional Christmas slowdown in operations taking place earlier than usual. Capacity rose by 10.3% and the load factor stood at 64.2% (down 4 points).

STATISTICS

Passenger operations

December 2002 / December 2001	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	million	%	million	%	%	change
Group long-haul	**8,085**	**+7.7%**	**6,377**	**+11.6%**	**78.9%**	**+2.8**
Americas	*2,991*	*+6.0%*	*2,343*	*+10.3%*	*78.3%*	*+3.1*
Asia	*1,876*	*+5.8%*	*1,485*	*+9.3%*	*79.2%*	*+2.5*
Africa-Middle East	*1,142*	*+26.2%*	*849*	*+21.8%*	*74.3%*	*-2.7*
Caribbean-Indian Ocean	*2,115*	*+3.2%*	*1,728*	*+10.5%*	*81.7%*	*+5.4*
Europe Group	**1,790**	**+12.0%**	**1,014**	**+6.8%**	**56.6%**	**-2.7**
Air France	*1,556*	*+11.4%*	*891*	*+3.9%*	*57.3%*	*-4.2*
Regional subsidiaries	*235*	*+15.8%*	*123*	*+34.3%*	*52.4%*	*+7.2*
Domestic Group	**1,154**	**+2.4%**	**774**	**+9.6%**	**67.1%**	**+4.4**
Air France	*971*	*+0.6%*	*669*	*+8.1%*	*68.9%*	*+4.8*
Regional subsidiaries	*183*	*+13.1%*	*105*	*+19.6%*	*57.5%*	*+3.1*
Total Group	**11,029**	**+7.8%**	**8,166**	**+10.8%**	**74.0%**	**+2.0**
Total Air France	*10,612*	*+7.5%*	*7,938*	*+10.4%*	*74.8%*	*+1.9*
Total Regional subsidiaries	*418*	*+14.6%*	*228*	*+27.1%*	*54.7%*	*+5.4*

Quarter to 31 December 2002	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	million	%	million	%	%	change
Group long-haul	**23,694**	**+7.9%**	**18,941**	**+16.8%**	**79.9%**	**+6.1**
Americas	*9,251*	*+7.6%*	*7,234*	*+20.4%*	*78.2%*	*+8.4*
Asia	*5,520*	*+6.6%*	*4,548*	*+19.1%*	*82.4%*	*+8.6*
Africa-Middle East	*3,400*	*+24.8%*	*2,530*	*+23.3%*	*74.4%*	*-0.9*
Caribbean-Indian Ocean	*5,624*	*+1.3%*	*4,700*	*+6.8%*	*83.6%*	*+4.3*
Europe Group	**5,323**	**+5.9%**	**3,227**	**+9.4%**	**60.6%**	**+1.9**
Air France	*4,638*	*+4.5%*	*2,842*	*+6.6%*	*61.3%*	*+1.2*
Regional subsidiaries	*684*	*+16.7%*	*386*	*+35.9%*	*56.4%*	*+8.0*
Domestic Group	**3,564**	**-4.7%**	**2,390**	**+3.4%**	**67.0%**	**+5.2**
Air France	*2,991*	*-6.7%*	*2,046*	*+0.9%*	*68.4%*	*+5.2*
Regional subsidiaries	*574*	*+7.7%*	*344*	*+20.8%*	*59.9%*	*+6.5*
Total Group	**32,581**	**+6.1%**	**24,558**	**+14.4%**	**75.4%**	**+5.5**
Total Air France	*31,323*	*+5.8%*	*23,828*	*+14.0%*	*76.1%*	*+5.4*
Total Regional subsidiaries	*1,258*	*+12.4%*	*730*	*+28.3%*	*58.0%*	*+7.2*

9 months to 31 December 2002	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	million	%	million	%	%	change
Group long-haul	**72,048**	**+3.3%**	**58,048**	**+4.7%**	**80.6%**	**+1.1**
Americas	*29,243*	*-3.4%*	*23,705*	*+0.5%*	*81.1%*	*+3.1*
Asia	*16,182*	*+5.2%*	*13,318*	*+9.2%*	*82.3%*	*+2.9*
Africa-Middle East	*10,603*	*+35.1%*	*7,896*	*+29.4%*	*74.5%*	*-3.3*
Caribbean-Indian Ocean	*16,322*	*-1.6%*	*13,347*	*-3.1%*	*81.8%*	*-1.3*
Europe Group	**15,923**	**+1.4%**	**10,621**	**+2.8%**	**66.7%**	**+0.9**
Air France	*13,986*	*-1.0%*	*9,419*	*-0.4%*	*67.3%*	*+0.4*
Regional subsidiaries	*1,937*	*+22.5%*	*1,202*	*+36.3%*	*62.0%*	*+6.2*
Domestic Group	**11,328**	**-3.5%**	**7,448**	**-6.0%**	**65.8%**	**-1.8**
Air France	*9,611*	*-5.6%*	*6,411*	*-8.6%*	*66.7%*	*-2.2*
Regional subsidiaries	*1,717*	*+10.3%*	*1,037*	*+14.6%*	*60.4%*	*+2.3*
Total Group	**99,298**	**+2.2%**	**76,118**	**+3.3%**	**76.7%**	**+0.8**
Total Air France	*95,644*	*+1.7%*	*73,879*	*+2.7%*	*77.2%*	*+0.8*
Total Regional subsidiaries	*3,654*	*+16.4%*	*2,239*	*+25.3%*	*61.3%*	*+4.3*

Cargo operations

	Capacity (RTK)		Traffic (FTK)		Load factor	
	million	%	million	%	%	change
December 2002 / December 2001	720	+10.3%	463	+3.9%	64.2%	-4.0
Quarter to 31 December 2002	2,178	+9.5%	1,449	+7.2%	66.5%	-1.4
9 months to 31 December 2002	6,418	+6.4%	4,162	+7.1%	64.9%	+0.4

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com